Cementos Lima S.A.

FILE NO.
82-3911

VAL-041-07

07023409

April 30, 2007

Mr. Michael Hyatte
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

PROCESSED
MAY 15 2007
THOMSON
FINANCIAL

RECEIVED

Re.: Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Dear Mr. Hyatte,

SUPPL

Please find enclosed the following documents:

1. Contributions to the capital stock of SKANON INVESTMENT, INC. of Arizona, U.S.A. and to the capital stock of CEMENTOS LIMA's subsidiary INVERSIONES EN CONCRETO Y AFINES S.A. (INVECO).

   Date: filed with CONASEV on April 12, 2007.

   Required by: CONASEV

2. Monthly information as of March 31, 2007 relating ADRs holders'share on the Capital Stock.

   Date: filed with CONASEV on April 13, 2007.

   Required by: CONASEV

3. Quarterly information as of March 31, 2007 relating ADRs transactions.

   Date: filed with CONASEV on April 13, 2007.

   Required by: CONASEV

4. Letter related to the Board of Directors' Meeting to be held on April 26, 2007.

   Date: filed with CONASEV on April 23, 2007.

   Required by: CONASEV

dlw 5/10

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

5. Resolution adopted at the April 26, 2007 Board of Directors' Meeting concerning a cash dividend of US$ 0.19 per Share of Common Stock and US$ 0.0190 per Investment Share

   Date: filed with CONASEV on April 26, 2007.

   Required by: CONASEV

Very truly yours,

Irma Mavila
Head of the Securities Department

c.c.: The Bank of New York

FILE: SEC

(FREE TRANSLATION)

FILE N° 82-3911

GF.0054.07
Lima, April 12, 2007

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Market Law and Resolución CONASEV N° 107-2002-EF/94.10, we inform you of the following important events:

1. As authorized at the February 21, 2007 Board of Directors' Meeting, yesterday the Company made the first contribution to the Capital Stock of SKANON INVESTMENTS, INC. of Arizona, U.S.A., for a total amount of US$ 13 million. Up to now CEMENTOS LIMA S.A. has a 52.23% share.

   As opportunitely informed, the Board authorized the investment of up to US$ 40 million to participate in the Project to be executed by DRAKE CEMENT LLC, of the U.S.A. This Project consists in the construction and the start-up of a cement plant with a 600,000 tons capacity, in Yavapai County, in northern Arizona, U.S.A. The estimated total cost of the Project is US$ 140 million, distributed in approximately US$ 50 million of risk capital and US$ 90 million of a 10-year term financing. Currently, CEMENTOS LIMA S.A. has a 52.23% share of SKANON INVESTMENTS, INC. of Arizona, U.S.A., which has the 73% share of DRAKE CEMENT LLC, whose main minority shareholder is the Yavapai-Apache nation. The construction of the plant will begin in June 2007 and should start operations within two years.

2. Otherwise and yesterday also, CEMENTOS LIMA S.A. made a capital contribution to its subsidiary INVERSIONES EN CONCRETO Y AFINES S.A. (INVECO) for a total amount of US$ 7.5 million. With this contribution the share of CEMENTOS LIMA S.A. has increased from 60% to

73.52%. INVECO has the 100% share of UNION DE CONCRETERAS S.A. (UNICON).

Truly yours,
Alvaro Morales
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC

File: TRACONA2

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

RECEIVED

2007 MAY 10 A 10:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

(FREE TRANSLATION)

FILE N°
82-3911

VAL-037-07

April 13, 2007

Messrs.
COMISION NACIONAL SUPERVISORA DE EMPRESAS Y VALORES
CONASEV
Lima

Attention: Public Registry of Securities and Intermediaries

Dear sirs,

As defined under Article 3° of Resolucion CONASEV N° 630-97-EF/94.10, we inform you that none of our ADR holders has 1% share or more on the capital stock of the Company as of March 31, 2007.

Truly yours,

Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC (USA)
GG
VAL

FILE: TRAADRS2

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

RECEIVED

2007 MAY 10 A 10:45

(FREE TRANSLATION)

FILE N°
82-3911

3

VAL-038-07

April 13, 2007

Messrs.
COMISION NACIONAL SUPERVISORA DE EMPRESAS Y VALORES
CONASEV
Lima

Attention: Public Registry of Securities and Intermediaries

Dear sirs,

As defined under Articles 7° and 10° of Resolucion CONASEV N° 358-93-EF/94.10.0, we are attaching our ADR's quarterly reports received from our depositary bank, THE BANK OF NEW YORK, as of March 31, 2007.

Truly yours,

Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC (USA)
GG
VAL

FILE: TRAADRS

ADR REPORT: CEMENTOS LIMA S.A. - LEVEL I

01/01/2007
31/03/2007

NUMBER OF ADRs ISSUED:	20
NUMBER OF ADRs CANCELLED:	0
NUMBER OF ADRs OUTSTANDING:	14,434
# OF REGISTERED SHAREHOLDERS:	1
ADR PRICE:	20.27
ADR/PRICE INDEX:	0.000
ADR/ORDINARY RATIO :	1: 1

FILE: TRA-ADRS1

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

ADR REPORT: CEMENTOS LIMA S.A. - 144A

01/01/2007
31/03/2007

NUMBER OF ADRs ISSUED:	0
NUMBER OF ADRs CANCELLED:	0
NUMBER OF ADRs OUTSTANDING:	0
# OF REGISTERED SHAREHOLDERS:	1
ADR PRICE:	20.27
ADR/PRICE INDEX:	0.000
ADR/ORDINARY RATIO :	1: 1

FILE: TRA-ADRS1

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

(FREE TRANSLATION)

**FILE NO.
82-3911**

GF.0057.07
Lima, April 23, 2007

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Market Law and Resolución CONASEV N° 107-2002-EF/94.10, we inform you of the following important event:

Notice of the Board of Directors' Meeting to be held on Thursday, April 26, 2007 at our offices located at Av. Carlos Villarán 508, Suite 301, Santa Catalina, La Victoria, in order to deal with the following matters:

- Approval of interim Financial Statements as of March 31, 2007

- Application of partial earnings against the net distributable income corresponding to the Fiscal Year 2007.

Regarding this distribution of profits, it will be proposed that CEMENTOS LIMA S.A. pays a dividend for a total amount of US$ 7'922,379.76 against the 2007 partial earnings.

Dividend per Common Share US$ 0.19
Dividend per Investment Share US$ 0.019

Truly yours,
Alvaro Morales Puppo
Stock Exchange Representative
Finance Manager (CFO)

c.c.: Securities and Exchange Commission - SEC (USA)
Members of the Board

File: TRACON4

(FREE TRANSLATION)

RECEIVED
2007 MAY 10 A 10:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE N° 82-3911

5

Thursday, April 26, 2007

Messrs.
CONASEV
Lima

IMPORTANT EVENT: Communication of Resolutions adopted at the Shareholders' Meetings, Board of Directors' Meetings and Others

---

As defined under Regulations of Important Events, Reserved Information and Other Communications approved by Resolución CONASEV N° 107-2002-EF/94.10, we inform you of the following:

Juridical Person: CEMENTOS LIMA S.A.
Type of Meeting: Board of Directors
Date: April 26, 2007
Comments: PARTIAL EARNINGS AGAINST THE NET DISTRIBUTABLE INCOME CORRESPONDING TO THE FISCAL YEAR 2007
It was dealed with the following matters:
- Distribution or Application of Earnings

INFORMATION DATA CONCERNING DE DISTRIBUTION OR APPLICATION OF EARNINGS

Concept: Obtained Earnings
Fiscal Year: 2007
Currency: US$
Total Amount: 7'922,379.76

Type of Stock: Common Shares
Number: 36'926,629
Modality: cash dividend
Currency: US$
Amount: 0.19
Factor %: 0

Type of Stock: Investment Shares
Number: 47'701,066
Modality: cash dividend
Currency: US$
Amount: 0.0190
Factor %: 0

INFORMATION DATA CONCERNING THE RECORD AND PAYMENT DATES FOR THE DISTRIBUTION OR APPLICATION OF EARNINGS

Obtained earnings - Fiscal Year 2007 - US$
Date of Agreement: April 26, 2007

Type of Stock: Common Shares
Record Date: May 16, 2007
Payment Date: May 30, 2007

Type of Stock: Investment Shares
Record Date: May 16, 2007
Payment Date: May 30, 2007

Observations:
Place of payment: Av. Carlos Villarán 508, Suite 301, Santa Catalina, La Victoria
To Shareholders incorporated to the book entry system, the dividend will be paid through CAVALI

Truly yours,
Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

FILE: TRACON5

END